Exhibit 99.1

Investor Contact: Ngoc Nguyen (808) 546-3475 ngoc.nguyen@hawaiiantel.com	Media Contact: Su Shin (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports First Quarter 2017 Results

Grew Hawaiian Telcom TV subscribers by 15 percent

Increased Next-Generation Network penetration on Oʻahu to 24 percent

Completed Hawaiʻi cable landing on the trans-Pacific undersea cable system

Successfully closed on a new term loan to refinance existing credit facility

HONOLULU (Tuesday, May 9, 2017) -- Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its first quarter ended March 31.  The highlights are as follows:

•	Revenue totaled $94.5 million, resulting in Adjusted EBITDA(1) of $27.1 million.
•

Business strategic revenue(2) was $17.1 million, compared to $18.0 million in the same period in the prior year.  Excluding one-time revenues related to two large institutional customers recorded in the first quarter 2016, normalized business strategic revenue for the quarter increased 7.8 percent year-over-year, driven by strong growth in Ethernet, dedicated Internet access, and VoIP revenues.

•	Consumer strategic revenue(2) increased nearly 1 percent year-over-year to $17.3 million, driven by a solid 12.4 percent growth in video services revenue.
•

Hawaiian Telcom TV subscribers grew 15.3 percent to nearly 42,800.  When combined with approximately 5,500 additional Internet subscribers on our Next-Generation Network (NGN) that do not have our TV service, our penetration in our NGN footprint is 24 percent, an increase from 21 percent in the same period the prior year.

•

Incurred a net loss of $2.0 million, or $0.17 per diluted share for the quarter, primarily due to $3.7 million in non-cash pension expense and other related one-time costs associated with employee retirements in the quarter.

•	Successfully landed the trans-Pacific undersea cable to Hawaiʻi cable landing station. Overall system is on track to be ready for service in third quarter 2017.
•

Successfully refinanced the existing credit facility with a new term loan of $320 million, extending maturity, reducing effective interest rate, and providing added flexibility to enhance shareholder value.

“Hawaiian Telcom’s next-generation fiber network continues to serve as the anchor for consistent growth in strategic services across all three revenue channels,” said Scott K. Barber, Hawaiian Telcom’s president and CEO.  “In the business channel, we continue to see growth in our next-generation IP-based data services, driven by a 16 percent year-over-year increase in Ethernet revenue and 14 percent year-over-year increase in VoIP revenue.  Data revenues are the cornerstone of our commercial and SMB market, and represent an important source of sustainable cash flow with high gross margins.  Data services also serve as the foundation for us to continue to layer on cloud and managed services.

“In the consumer channel, we continue to consistently grow market share with our superior IPTV service.  TV subscriber penetration also increased to more than 21 percent in the first quarter, while TV penetration in our mature fiber footprint reached approximately 34 percent.  In addition, nearly all Hawaiian Telcom TV customers subscribe to our high-margin Internet services so TV continues to be the key driver of our consumer strategic growth.

“In the wholesale channel, we continue to leverage our strategic fiber infrastructure throughout the state to enable wholesale carriers to serve their customers’ growing bandwidth needs, driving almost 4 percent year-over-year revenue increase in our fiber-based Ethernet and optical services.  These next-generation IP services provide a stable source of cash flow with high rates of return.  Our terrestrial fiber assets as well as our undersea fiber capacity coming later this year will further increase our capability and competitiveness, allowing us to pursue additional revenue opportunities in this channel.

“Our investments in fiber have continued to transform our company and position us well for future growth in revenue and cash flow.  We believe we have a strong combination of fiber assets, product portfolio, employees and strategies to capitalize on key opportunities in this marketplace and drive long-term value for our shareholders,” concluded Barber.

First Quarter 2017 Results

First quarter revenue was $94.5 million, compared to $98.8 million in the first quarter of 2016.  Excluding one-time revenues from two large institutional customers recorded in the first quarter of 2016, first quarter revenue declined $2.0 million year-over-year.  Revenue declines associated with legacy voice and low-bandwidth Internet services were partially offset by revenue increases from consumer video, high-bandwidth business data services, and equipment and related services.  Adjusted EBITDA was $27.1 million, a decrease of $1.1 million year-over-year.

Net loss for the first quarter was $2.0 million, or $0.17 per diluted share, primarily due to $3.7 million in non-cash pension expense and other related one-time costs associated with employee retirements in the quarter.

Business Revenue

First quarter business revenue totaled $43.9 million, compared to $44.8 million in the first quarter of 2016.  Excluding the nonrecurring revenues associated with two large institutional customers mentioned above, normalized total business revenue increased 3.1 percent year-over-year and normalized business strategic revenue increased 7.8 percent year-over-year.

In business data services, customer demand for high-bandwidth IP-based services continued to rise, as reflected by a 16.1 percent year-over-year revenue increase in Ethernet and routed network services, 14.1 percent increase in normalized dedicated Internet access revenue, and 14.4 percent increase in VoIP revenue.  Business VoIP lines grew 15.9 percent year-over-year to approximately 20,000 lines, offsetting more than a third of total legacy voice access line decline.

To support the growing demand for bandwidth and cloud adoption, the Company deployed its fiber GPON technology to further leverage its next-generation network to 300 additional small business addresses, providing customers access to 1 Gigabit Internet service.  This brings Hawaiian Telcom’s total fiber-GPON-enabled business addresses to more than 7,000 at the end of the first quarter.

Hosted and managed services revenue for the first quarter was comparable to the prior year period.

First quarter business strategic revenue now represents 39 percent of total reported business revenue, compared to 34 percent in the same period two years ago.  Increases from normalized business strategic service revenue and equipment and related services revenue offset the year-over-year decline in business legacy voice services revenue.

Consumer Revenue

First quarter consumer revenue totaled $34.3 million, compared to $36.2 million in the first quarter of 2016.  Revenue growth in the quarter from Hawaiian Telcom TV and high-bandwidth fiber Internet services was more than offset by the year-over-year revenue decline in consumer legacy voice and low-bandwidth copper Internet services.  First quarter consumer strategic revenue increased nearly 1 percent year-over-year and now represents half of total consumer revenue, up from 43 percent in the same period two years ago.

Hawaiian Telcom TV continued to be the driver of revenue growth in the consumer channel.  Video services revenue grew 12.4 percent year-over-year to $10.6 million for the quarter and has become a $43 million and growing annualized revenue stream.  Video subscribers grew 15.3 percent during the same period and the Company ended the first quarter with nearly 42,800 subscribers in service.  When combined with approximately 5,500 additional Internet subscribers on our NGN footprint that do not have our TV service, our penetration rate in our NGN footprint is 24 percent, an increase from 21 percent in the same period the prior year.  During the first quarter, 1,000 additional success-based households were fiber-enabled, increasing the total number of households enabled to 203,000.

Customer demand for Hawaiian Telcom Internet continued to be driven by TV attachment and higher data speeds.  As of March 31, 2017, approximately 95 percent of all video subscribers had double- or triple-play bundles with Internet.  In the first quarter, the number of Oʻahu Internet subscribers attached to TV grew 14.7 percent year-over-year and now represents 57 percent of total Oʻahu Internet subscribers, up from 41 percent in the same period two years ago.  Customer adoption of higher speed offerings also continued to grow.  The number of Internet subscribers on packages with 21 Mbps to 1 Gbps speeds in the first quarter grew 17.2 percent year-over-year.  Internet services revenue for the first quarter decreased $1.0 million from the same period a year ago as a result of the combined effect of promotional pricing and a decline in low-bandwidth copper Internet subscribers.

Wholesale Revenue

First quarter wholesale revenue totaled $12.8 million, a decline of $0.9 million compared to first quarter 2016.  The revenue growth in wholesale high-bandwidth Ethernet services on multi-year contracts was more than offset by the revenue decline from certain wholesale customers disconnecting low-bandwidth, less efficient legacy circuits on month-to-month service, as well as reductions in rates for certain wireless carriers in exchange for extended terms.

Operating Expenses

Operating expenses, exclusive of non-cash and special items which we exclude from our Adjusted EBITDA calculation, decreased $3.2 million year-over-year to $67.4 million in the first quarter.  The decrease was primarily due to reduced costs of plant maintenance, lower labor overtime and wage costs, and benefits of various other cost savings initiatives.  These decreases were partially offset by higher direct cost of services related to video from increasing numbers of subscribers, as well as increased cost of goods as a result of higher levels of equipment sales.

Capital Expenditures and Liquidity

For the first quarter 2017, capital expenditures totaled $27.2 million, $0.9 million lower compared to the same period in 2016.  Approximately 90 percent of first quarter capital expenditures was directed towards growth and expansion initiatives, which include payments on the trans-Pacific undersea cable system, Connect America Fund build out, spending on fiber-to-the-business, as well as success-based spending to support the growth of the Company’s next-generation services.  Overall, the level of capital expenditures for 2017 is expected to be lower than in 2016 and in the high-$80 million range due to the completion of our targeted single family home fiber build.

As of March 31, 2017, the Company had $10.5 million in cash and cash equivalents compared to $15.8 million at the end of 2016.  The decrease in cash is primarily related to payments on our trans-Pacific undersea cable.  Net Debt(3) was $280.0 million, resulting in a Net Leverage Ratio(4) as of March 31, 2017 of 2.4x.  Levered Free Cash Flow(5)  for the first quarter was negative $3.7 million.

Conference Call

The Company will host a conference call to discuss its first quarter 2017 results at 8:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Tuesday, May 9, 2017.  The accompanying slide presentation will be available from the Investor Relations section of the Company’s website at hawaiiantel.com prior to the call.

To access the call, participants should dial (877) 456-0428 (US/Canada), or (615) 247-0082 (International) ten minutes prior to the start of the call and provide passcode 7663636.

A live webcast of the conference call will be available from the Investor Relations section of the Company’s website at hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available two hours after the conclusion of the call until 5:00 p.m. (Eastern Time) May 16, 2017.  Access the replay by dialing (855) 859-2056 or (404) 537-3406 and entering passcode 7663636.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Net Debt, Net Leverage Ratio and Levered Free Cash Flow. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA, Net Debt, Net Leverage Ratio and Levered Free Cash Flow to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to: failures in Hawaiian Telcom’s critical back office systems and IT infrastructure; breach of the our data security systems; increases in the amount of capital expenditures required to execute our business plan; the loss of certain outsourcing agreements, or the failure of any third party to perform under these agreements; our ability to sell capacity on the new submarine fiber cable project; adverse changes to applicable laws and regulations; the failure to adequately adapt to technological changes in the telecommunications industry, including changes in consumer technology preferences; adverse economic conditions in Hawai‘i; the availability of lump sum distributions under our union pension plan; limitations on the ability to utilize net operating losses due to an ownership change under Internal Revenue Code Section 382; the inability to service our indebtedness; limitations imposed on our business from restrictive covenants in the credit agreements; and severe weather conditions and natural disasters.  More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2016 Annual Report on Form 10-K. The information contained in this release is as of May 9, 2017. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom (NASDAQ: HCOM), headquartered in Honolulu, is Hawai‘i’s Technology Leader, providing integrated communications, broadband, data center and entertainment solutions for business and residential customers. With roots in Hawai‘i beginning in 1883, the Company offers a full range of services including Internet, video, voice, wireless, data network solutions and security, colocation, and managed and cloud services supported by the reach and reliability of its next generation fiber network and a 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience. For more information, visit hawaiiantel.com.

(1)  Adjusted EBITDA is a non-GAAP measure defined by the Company as Net Income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, gain on sale of property, non-cash stock and other performance-based compensation, SystemMetrics earn-out, pension settlement loss, severance costs and other special items.  The Company believes this non-GAAP measure is a meaningful performance measure for investors because it is used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA to comparable GAAP financial measures has been included in the table distributed with this release.

(2)  Business strategic revenue, as defined by the Company, includes data services and hosted and managed services revenues.  Data services include high-bandwidth data products such as Ethernet, Routed Network Services, Dedicated Internet Access, along with traditional High-Speed Internet for business customers, VoIP, and legacy data services such as ATM and Frame Relay.  Business VoIP, also referred to as BVoIP, is a unified hosted communications solution for business that includes digital voice services bundled with Internet service.  Hosted and managed services include physical colocation, virtual colocation, security, cloud services, professional services, network management and network installation related services.  Consumer strategic revenue, as defined by the Company, includes video services and consumer Internet services revenues.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

(4)  Net Leverage Ratio is defined by the Company as Net Debt divided by Last Twelve Months Adjusted EBITDA.  A detailed reconciliation of Net Leverage Ratio has been included in the tables distributed with this release.

(5)  Levered Free Cash Flow provides a useful measure of operational performance and liquidity.  The Company defines Levered Free Cash Flow as Adjusted EBITDA less cash interest expense and capital expenditures.  A detailed reconciliation of Levered Free Cash Flow has been included in the tables distributed with this release.

(6)  Beginning in the first quarter of 2017, the Company no longer reports data center services as a separate segment and a separate revenue line item in the business channel.  This is as a result of the Company’s evolving strategy to increase emphasis on bundling of strategic communications services to customers as well as maximize the efficiency benefits of an integrated operation.  Data center services revenue has been reclassified to the appropriate revenue line items in the business channel.  Prior period information has been revised to reflect the current presentation.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income (Loss)

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2017	2016
Operating revenues	$94,510	$98,794
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	41,191	42,479
Selling, general and administrative	31,395	29,865
Depreciation and amortization	21,269	21,950
Total operating expenses	93,855	94,294
Operating income	655	4,500
Other income (expense):
Interest expense	(3,993)	(4,240)
Total other expense	(3,993)	(4,240)
Income (loss) before income tax provision (benefit)	(3,338)	260
Income tax provision (benefit)	(1,386)	106
Net income (loss)	$(1,952)	$154
Net income (loss) per common share -
Basic	$(0.17)	$0.01
Diluted	$(0.17)	$0.01
Weighted average shares used to compute net income (loss) per common share -
Basic	11,529,046	11,475,834
Diluted	11,529,046	11,500,308

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	March 31,	December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$10,479	$15,821
Receivables, net	31,377	33,377
Material and supplies	7,471	8,090
Prepaid expenses	3,901	4,093
Other current assets	7,638	7,229
Total current assets	60,866	68,610
Property, plant and equipment, net	598,798	595,997
Intangible assets, net	32,303	32,728
Goodwill	12,104	12,104
Deferred income taxes, net	85,891	92,171
Other assets	4,354	2,311
Total assets	$794,316	$803,921
Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	47,713	53,506
Accrued expenses	13,310	15,293
Advance billings and customer deposits	15,967	15,013
Other current liabilities	5,948	6,327
Total current liabilities	85,938	93,139
Long-term debt	287,466	281,699
Employee benefit obligations	86,198	105,930
Other liabilities	17,668	18,239
Total liabilities	477,270	499,007
Commitments and contingencies (Note 11)
Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 11,587,963 and 11,513,279 shares issued and outstanding at March 31, 2017 and December 31, 2016, respectively	116	115
Additional paid-in capital	180,429	179,958
Accumulated other comprehensive loss	(22,156)	(35,218)
Retained earnings	158,657	160,059
Total stockholders’ equity	317,046	304,914
Total liabilities and stockholders’ equity	$794,316	$803,921

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,
	2017	2016
Cash flows from operating activities:
Net income (loss)	$(1,952)	$154
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	21,269	21,950
Deferred financing amortization	529	492
Employee retirement benefits	1,410	(1,846)
Provision for uncollectible receivables	950	1,039
Stock based compensation	567	579
Deferred income taxes	(1,251)	240
Changes in operating assets and liabilities:
Receivables	1,050	207
Material and supplies	619	(1,417)
Prepaid expenses and other current assets	(217)	(1,249)
Accounts payable and accrued expenses	(3,162)	965
Advance billings and customer deposits	954	592
Other current liabilities	340	(278)
Other	(839)	(512)
Net cash provided by operating activities	20,267	20,916
Cash flows from investing activities:
Capital expenditures	(27,242)	(28,139)
Net cash used in investing activities	(27,242)	(28,139)
Cash flows from financing activities:
Proceeds from borrowing	6,000	—
Repayment of capital lease and installment financing	(1,051)	(1,135)
Repayment of debt	(750)	(750)
Refinancing costs	(2,071)	—
Taxes paid related to net share settlement of equity awards	(495)	(352)
Net cash provided by (used in) financing activities	1,633	(2,237)
Net change in cash, cash equivalents and restricted cash	(5,342)	(9,460)
Cash, cash equivalents and restricted cash, beginning of period	21,146	34,137
Cash, cash equivalents and restricted cash, end of period	$15,804	$24,677

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel (6)

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,		Change
	2017	2016	Amount	Percentage
Business
Data services:
Ethernet and routed network services	$4,791	$4,128	$663	16.1%
Dedicated Internet access	2,603	3,519	(916)	(26.0)%
Internet services	3,354	3,562	(208)	(5.8)%
BVoIP	3,326	2,907	419	14.4%
Legacy data services	1,543	2,268	(725)	(32.0)%
Total data services	15,617	16,384	(767)	(4.7)%
Voice services	21,258	22,412	(1,154)	(5.1)%
Hosted and managed services	1,532	1,581	(49)	(3.1)%
Equipment and related services	5,443	4,465	978	21.9%
	43,850	44,842	(992)	(2.2)%
Consumer
Video services	10,594	9,426	1,168	12.4%
Internet services	6,681	7,725	(1,044)	(13.5)%
Voice services	16,986	19,054	(2,068)	(10.9)%
	34,261	36,205	(1,944)	(5.4)%
Wholesale carrier data	12,828	13,762	(934)	(6.8)%
Other	3,571	3,985	(414)	(10.4)%
	$94,510	$98,794	$(4,284)	(4.3)%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		LTM Ended
	March 31,		March 31,
	2017	2016	2017
Net income (loss)	$(1,952)	$154	$(1,000)
Income tax provision (credit)	(1,386)	106	(901)
Interest expense and other income and expense, net	3,993	4,240	16,848
Operating income	655	4,500	14,947
Depreciation and amortization	21,269	21,950	89,235
Non-cash stock and other performance-based compensation	725	779	2,892
SystemMetrics earn-out	—	515	250
Pension settlement loss	1,956	—	3,233
Early retirement plan severance	1,743	—	1,743
Other special items	714	390	2,611
Adjusted EBITDA	$27,062	$28,134	$114,911

Hawaiian Telcom Holdco, Inc.

Schedule of Levered Free Cash Flow

(Unaudited, dollars in thousands)

	Three Months Ended		LTM Ended
	March 31,		March 31,
	2017	2016	2017
Adjusted EBITDA	$27,062	$28,134	$114,911
Cash interest expense	(3,537)	(2,492)	(14,751)
Capital expenditures	(27,242)	(28,139)	(96,944)
Levered Free Cash Flow	$(3,717)	$(2,497)	$3,216

Hawaiian Telcom Holdco, Inc.

Schedule of Net Leverage Ratio

(Unaudited, dollars in thousands)

Long-term debt as of March 31, 2017	$290,466
Less cash on hand	(10,479)
Total net debt as of March 31, 2017	$279,987

LTM Adjusted EBITDA as of March 31, 2017	$114,911
Net leverage ratio as of March 31, 2017	2.4	x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

	March 31,		Change
	2017	2016	Number	Percentage
Business
Data lines	19,341	19,954	(613)	(3.1)%
BVoIP lines	20,034	17,281	2,753	15.9%
Voice access lines	158,621	166,073	(7,452)	(4.5)%

Consumer
Video subscribers	42,771	37,108	5,663	15.3%
Internet lines	90,693	92,820	(2,127)	(2.3)%
Voice access lines	131,142	147,375	(16,233)	(11.0)%
Homes enabled for video	203,000	195,000	8,000	4.1%